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EXHIBIT 12.1

PDVSA FINANCE LTD.

STATEMENT REGARDING COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

		Year ended December 31
	Six Months ended June 30, 2001			From Inception on March 18 to December 31, 1998
		2000	1999
	(thousands of U.S. dollars)
Fixed charges:
Interest expense	124,623	255,310	227,357	82,133
Rentals	—	—	—	—
Preferred stock dividend	—	—	—	—

Total fixed charges:	124,623	255,310	227,357	82,133

Earnings:
Income from discounts	173,583	353,949	313,899	123,991
Other income	2,540	6,515	3,555	1,423
Unrealized foreign exchange gains	19,205	13,686	14,475	—
Amortization of premium swap	—	(3,534)	—	—
Loss on cross-currency swap	13,815	(6,040)	—	—
General and administrative expenses	4,714	(11,691)	(6,877)	(5,024)

Earnings before income taxes and fixed charges:	176,799	352,885	325,052	120,390

Ratio of earnings to fixed charges:	1.42	1.38	1.43	1.47

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STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES